Exhibit 3.1.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

Sportsman’s Warehouse Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) filed with the office of the Secretary of State of the State of Delaware on December 4, 2013.

2. This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Section 242 and Section 228 of the DGCL.

3. Article 4, Section 1 of the Certificate of Incorporation shall be and hereby is amended to read in its entirety as follows:

“Section 1. Authorized Shares. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is one hundred ten million (110,000,000) shares, which shall be divided into two classes: one class to be designated “Voting Common Stock,” which shall consist of one hundred million (100,000,000) shares, par value $0.01 per share, and a second class to be designated “Restricted Nonvoting Common Stock,” which shall consist of ten million (10,000,000) shares, par value $0.01 per share (together with the Voting Common Stock, the “Common Stock”). The number of authorized shares of the Voting Common Stock or the Restricted Nonvoting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Voting Common Stock or the Restricted Nonvoting Common Stock voting separately as a class shall be required therefor.”

4. Article 4, Section 2 of the Certificate of Incorporation shall be and hereby is amended to add the following Section 2(viii) at the end of Section 2 of Article 4:

“(viii)	Stock Split. Immediately upon the effectiveness of the Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Effective Time”), each share of the Restricted Nonvoting Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without further action by the Corporation or the holder thereof, be reclassified as, and become, 2.87 shares of Restricted Nonvoting Common Stock (the “Restricted Stock Split”). The shares of Restricted Nonvoting Common Stock which shall be issued and outstanding as a result of the Restricted Stock Split shall be fully-paid and non-assessable shares of Restricted Nonvoting Common Stock. From and after the Effective Time, certificates representing the shares of Restricted Nonvoting Common Stock issued and outstanding immediately prior to the Effective Time shall represent the number of whole shares of Restricted Nonvoting Common Stock into which such shares of Restricted Nonvoting Common Stock shall have been reclassified pursuant to the Restricted Stock Split. No fractional shares of Restricted Nonvoting Common Stock shall be issued upon the Restricted Stock Split. Stockholders who otherwise would have been entitled to receive any fractional interest in a share of Restricted Nonvoting Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Corporation an amount in cash equal to the fair value of such fractional interest as of the Effective Time.”

5. Article 4 of the Certificate of Incorporation shall be and hereby is amended to add the following Section 3 to the end of Article 4:

“Section 3. Stock Split of Voting Common Stock. Immediately upon the Effective Time, each share of the Voting Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without further action by the Corporation or the holder thereof, be reclassified as, and become, 2.87 shares of Voting Common Stock (the “Stock Split”). The shares of Voting Common Stock which shall be issued and outstanding as a result of the Stock Split shall be fully-paid and non-assessable shares of Voting Common Stock. From and after the Effective Time, certificates representing the shares of Voting Common Stock issued and outstanding immediately prior to the Effective Time shall represent the number of whole shares of Voting Common Stock into which such shares of Voting Common Stock shall have been reclassified pursuant to the Stock Split. No fractional shares of Voting Common Stock shall be issued upon the Stock Split. Stockholders who otherwise would have been entitled to receive any fractional interest in a share of Voting Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Corporation an amount in cash equal to the fair value of such fractional interest as of the Effective Time.”

6. The Certificate of Incorporation shall be and hereby is amended to add the following Article to be numbered “8” to the end thereof:

“ARTICLE 8

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Common Stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 8.”

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 2nd day of April 2014.

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

By:	/s/ Kevan P. Talbot
Name:	Kevan P. Talbot
Title:	Chief Financial Officer and Secretary